

September 28, 2018

David Beling
President, CEO, CFO, Secretary, Treasurer, and Director
Bullfrog Gold Corp.
897 Quail Run Drive
Grand Junction, CO 81505

>   **Re: Bullfrog Gold Corp.**
>   **Form 10-K**
>   **Filed March 28, 2018**
>   **File No. 000-54653**

Dear Mr. Beling:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining